SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

____________________

FORM 11-K

ANNUAL REPORT
 ____________________

☒ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from ________ to__________

Commission file number 333-130283

A.	Full title of the plan: CIBC World Markets Incentive Savings Plan for United States Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2
(416) 980-2211

Financial Statements and Supplemental Schedule

CIBC World Markets Incentive Savings Plan for United States Employees
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

CIBC World Markets Incentive Savings Plan for United States Employees

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Contents

Report of Independent Registered Public Accounting Firm.................................................	1
Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007........................................................................................	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008..........................................................................	3
Notes to Financial Statements ...........................................................................................	4
Supplemental Schedule
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)......................................	15
Signature...........................................................................................................................	16
Exhibit 23 Consent of Independent Registered Public Accounting Firm...............................	17

Assets Acquired and Disposed Within the Plan Year, Reportable Transactions, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2008 and 2007 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Report of Independent Registered Public Accounting Firm

To the Participants and U.S Benefits Committee
of the CIBC World Markets Incentive Savings Plan for United States Employees

We have audited the accompanying statements of net assets available for benefits of the CIBC World Markets Incentive Savings Plan for United States Employees as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but do not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audits also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 29, 2009

CIBC World Markets Incentive Savings Plan for United States Employees

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments at fair value:
Registered investment companies	$132,265,841	$213,932,078
CIBC stock fund	7,991,446	15,253,275
Loans to participants	1,160,931	1,663,309
Total investments	141,418,218	230,848,662

Employer and participant contributions receivable	112,325	354,799
Net assets reflecting investment at fair value	141,530,543	231,203,461
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	22,075	(1,424)
Net assets available for benefits, at contract value	$141,552,618	$231,202,037

See notes to financial statements.

CIBC World Markets Incentive Savings Plan for United States Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Net realized and unrealized depreciation in fair value of investments	$(66,027,440)
Interest and dividends	5,930,423
Employer contributions	1,208,891
Participant contributions	5,220,216
Other additions	26,634
Total additions	$(53,641,276)

Deductions
Benefits paid to participants	35,966,919
Other	41,224
Total deductions	36,008,143

Decrease in net assets available for benefits	(89,649,419)

Net assets available for benefits:
Beginning of year	231,202,037
End of year	$141,552,618

See notes to financial statements

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

The following description of the CIBC World Markets Incentive Savings Plan for United States Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering substantially all United States employees of Canadian Imperial Bank of Commerce (“CIBC”), the Plan’s sponsor. The U.S. Benefits Committee administers the Plan. Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan, and together with several investment managers, manages the Plan’s investments. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Participation

An Eligible Employee as defined by the Plan is eligible to participate in the Plan on the later of attainment of age 18 or his/her date of hire.

Contributions

A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service limitations. CIBC matches up to 50% of a participant’s contribution up to 6% of the participant’s base salary. A discretionary bonus contribution may be determined by CIBC as a fixed percentage of a participant’s base salary for the portion of the year a participant was eligible to participate in the Plan. Management has decided there will not be a discretionary bonus contribution for the year ended December 31, 2008.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Plan earnings and contributions made by the participant and CIBC, and charged with an allocation of Plan losses and any benefit distributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2008, participant forfeitures of $114,857 were used to offset CIBC contributions to the Plan.

Investments

Participants direct their account balances into various investment options offered by the Plan.

Vesting

Participants employed by CIBC prior to January 2, 1998, who were still employed on January 1, 1999, are fully vested in their accounts including all future contributions to the Plan. Each other participant will have a fully vested non-forfeitable interest in the CIBC matching and discretionary bonus contributions after completing three years of service. Amounts forfeited by participants may be used to reduce CIBC matching or bonus contributions.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. The minimum loan amount is $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as prescribed in the Plan document.

Payment of Benefits

After attaining 59-1/2 years of age, a participant may withdraw any portion or all of his/her before tax, CIBC matching or discretionary bonus accounts in that order of priority. Prior to attaining age 59-1/2, an employed participant may withdraw any portion or all of his/her after tax savings account plus earnings or rollover account. Prior to attaining age 59-1/2 employed participants may not withdraw any amount from his/her before tax, CIBC matching or discretionary contribution accounts unless he/she can establish that financial hardship exists as defined in the Plan document, in which case, a participant may request a distribution of his/her before tax account. Upon termination of employment, a participant (or his/her beneficiary) may receive a distribution of the vested account balance. Lump sum payment will be made on any distributions if the account balance is less than or equal to $1,000. If the account balance is greater than $1,000, the participant (or his/her beneficiary) may elect to receive a lump sum distribution or installment payments over a period that does not extend beyond the life expectancy of the participant (or his/her beneficiary).

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Certain amounts in the Statement of Net Assets Available for Benefits at December 31, 2007 have been reclassified to conform to the 2008 presentation.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP as of December 31, 2006.

As required by the FSP, the statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3). FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 did not have a material impact on the financial statements of the Plan.

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein at the date of the financial statements. Actual results could differ from these estimates.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan’s investment in the CIBC Stock Fund is valued at the year-end unit closing price. Participant loans are valued at their outstanding balance, which approximates fair value. See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Vanguard Retirement Saving Trust invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 8); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statement of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments

The following is a summary of the information regarding the Plan, included in the Plan’s financial statements and supplemental schedule:

	December 31
	2008	2007
Investments representing 5% or more of net assets available for benefits
(*) American Funds EuroPacific Growth Fund	$10,824,573	$21,916,142
(*) CIBC Stock Fund	7,991,446	15,253,275
(*) Lord Abbett Affiliated Fund	12,578,491	22,742,683
(*) PIMCO Funds: Total Return Fund	15,689,418	16,656,987
(*) T. Rowe Price Blue Chip Growth Fund	7,096,131	13,828,405
(*) Vanguard 500 Index Fund	25,765,633	48,221,730
(*) Vanguard Prime Money Market Fund	25,654,936	28,876,316
(*) Vanguard Small-Cap Index Fund	7,777,786	15,270,378
Subtotal	113,378,414	182,765,916

Investments representing less than 5% of net assets available for benefits
(*) Black Rock Small Cap Growth Fund	679,355	-
(*) Davis New York Venture Fund	7,037,396	14,014,787
(*) Franklin Strategic Series: Small Cap Growth Fund	1,215,970	2,754,760
(*) Morgan Stanley Institutional Fund	1,910,378	3,523,531
(*) T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund	1,449,163	4,379,446
(*) UAM Funds, Inc.: C&B Mid Cap Equity Portfolio	397,537	813,238
(*) Vanguard High-Yield Corporate Fund	2,657,578	4,409,862
(*) Vanguard Retirement Savings Trust (**)	1,355,444	151,516
(*) Vanguard Target Retirement 2005 Fund	452,794	596,431
(*) Vanguard Target Retirement 2010 Fund	1,268,930	1,487,026
(*) Vanguard Target Retirement 2015 Fund	2,007,148	2,894,437
(*) Vanguard Target Retirement 2020 Fund	1,219,144	1,940,500
(*) Vanguard Target Retirement 2025 Fund	1,211,513	2,381,405
(*) Vanguard Target Retirement 2030 Fund	1,437,857	2,676,595
(*) Vanguard Target Retirement 2035 Fund	1,608,611	2,467,882
(*) Vanguard Target Retirement 2040 Fund	485,357	1,138,448
(*) Vanguard Target Retirement 2045 Fund	264,238	420,405
(*) Vanguard Target Retirement 2050 Fund	86,694	149,166
(*) Vanguard Target Retirement Income	155,841	218,578
(*) Loans to Participants	1,160,931	1,663,309
Subtotal	28,061,879	48,081,322
Total investments	$41,440,293	$230,847,238

(*)     Permitted party-in-interest
(**)  The Plan’s investment in the Vanguard Retirement Savings Trust is reported above at contract value. The fair value of the Plan’s investment in the Vanguard Retirement Savings Trust was $1,333,369 and $152,940 at December 31, 2008 and 2007, respectively.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2008, gains and losses on investments sold as well as appreciation/depreciation in the value of Plan assets held at year end were broken down as follows:

2008

Registered investment companies	$(60,410,181)
CIBC Stock Fund	(5,617,259)
Net realized and unrealized depreciation in fair value of investments	$(66,027,440)

During the year ended December 31, 2008, interest and dividend income earned on Plan assets were as follows:

2008

Registered investment companies	$5,194,817
CIBC Stock Fund	648,770
Loans to participants	86,836
Total interest and dividend income	$5,930,423

4. Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee or its affiliates, therefore, these transactions qualify as permitted party-in-interest transactions.

Certain officers and employees of the Plan’s sponsor (who may also be participants in the Plan) perform administrative services related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also pays all other administrative expenses on the Plan’s behalf.

The foregoing transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Internal Revenue Code (the “code”) and ERISA’s rules on prohibited transactions.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2004, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statement	$141,552,618	$31,202,037
Less: Deemed distributions - cumulative	-	(50,327)
Add: Adjustment from fair value to contract value for fully benefit-responsive contracts	(22,075)	-
Net assets available for benefits per Form 5500	$141,530,543	$231,151,710

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008, to the Form 5500:

Benefits paid to participants per the financial statements	$5,966,919
Less: Amounts for deemed distributions at December 31, 2007	(50,327)
Benefits paid to participants per the Form 5500	$35,916,592

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2008, to the Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(89,649,419)
Add: Adjustment from deemed distributions	50,327
Net adjustment from fair value to contract value for fully benefit- responsive investment contracts	(22,075)
Net decrease in net assets available for benefits per the Form 5500	$(89,621,167)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

7. Discontinued Operations

Effective January 1, 2008, CIBC sold the U.S. domestic investment banking, equities, leverage finance and related debt capital markets businesses to Oppenheimer & Co, Inc. The Plan experienced a partial plan termination and participants that were involuntary terminated were fully vested by the Plan.

8. Fair Value Measurements

The Plan adopted SFAS 157, Fair Value Measurements, effective January 1, 2008. In addition, the Plan adopted FSP 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, upon issuance in October 2008. SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the fund’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

8. Fair Value Measurements (continued)

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk etc.).

Level 3 – Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies: Valued at the net asset value (NAV) of shares held by the plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CIBC World Markets Incentive Savings Plan for United States Employees

Notes to Financial Statements (continued)

8. Fair Value Measurements (continued)

The following table sets forth by level, with the fair value hierarchy, the plan’s assets at fair value as of December 31, 2008 and 2007:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Registered investment companies	$105,277,536	$25,654,936	-	$130,932,472
Common stocks	$7,991,446	-	-	$7,991,446
Guaranteed investment contract	-	1,333,369	-	$1,333,369
Participant loans	-	-	$1,160,931	$1,160,931
Total assets at fair value	$113,268,982	$26,988,305	$1,160,931	$141,418,218

	Assets at Fair Value as of December 31, 2007
	Level 1	Level 2	Level 3	Total
Registered investment companies	$184,902,822	$28,876,316	-	$213,779,138
Common stocks	$15,253,275	-	-	$15,253,275
Guaranteed investment contract	-	152,940	-	$152,940
Participant loans	-	-	$1,663,309	$1,663,309
Total assets at fair value	$200,156,097	$29,029,256	$1,663,309	$230,848,662

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$1,663,309
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	(502,378)
Balance, end of year	$1,160,931

Supplemental Schedule

EIN: #13-1942440
Plan: # 006

CIBC World Markets Incentive Savings Plan for United States Employees

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Shares, or Rate of Interest	Current

Registered Investment Companies:
American Funds EuroPacific Growth Fund*	386,454 shares	$10,824,573
Black Rock Small Cap Growth Fund	46,917 shares	679,355
Davis New York Venture Fund Inc.*	297,942 shares	7,037,396
Franklin Strategic Series: Small Cap Growth Fund*	59,930 shares	1,215,970
Lord Abbett Affiliated Fund*	1,460,917 shares	12,578,491
Morgan Stanley Institutional Fund*	120,910 shares	1,910,378
PIMCO Funds: Total Return Fund *	1,547,280 shares	15,689,418
T. Rowe Price Blue Chip Growth Fund *	307,858 shares	7,096,131
T. Rowe Price International Funds, Inc.: Emerging Markets Stock Fund*	88,688 shares	1,449,163
UAM Funds, Inc.: C&B Mid Cap Equity Portfolio *	37,861 shares	397,537
Vanguard 500 Index Fund*	310,093 shares	25,765,633
Vanguard High Yield Corporate Fund*	622,384 shares	2,657,578
Vanguard Prime Money Market Fund*	25,654,936 shares	25,654,936
Vanguard Retirement Savings Trust*	1,355,444 shares	1,333,369
Vanguard Small-Cap Index Fund*	381,264 shares	7,777,786
Vanguard Target Retirement 2005 Fund*	46,728 shares	452,794
Vanguard Target Retirement 2010 Fund*	72,057 shares	1,268,930
Vanguard Target Retirement 2015 Fund*	210,173 shares	2,007,148
Vanguard Target Retirement 2020 Fund*	73,575 shares	1,219,144
Vanguard Target Retirement 2025 Fund*	130,692 shares	1,211,513
Vanguard Target Retirement 2030 Fund*	92,526 shares	1,437,857
Vanguard Target Retirement 2035 Fund*	173,904 shares	1,608,611
Vanguard Target Retirement 2040 Fund*	32,079 shares	485,357
Vanguard Target Retirement 2045 Fund*	27,611 shares	264,238
Vanguard Target Retirement 2050 Fund*	5,711 shares	86,694
Vanguard Target Retirement Income*	16,370 shares	155,841
Total registered investment companies		132,265,841
CIBC Stock Fund*	191,412 shares	$7,991,446
Loans to participants*	2.75% – 9.5%	1,160,931
Total investments		$141,418,218

*     Permitted party-in-interest

Note:     Cost information is not required for participant directed investments, and therefore is not included.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the U.S. Benefits Committee of the CIBC World Markets Incentive Savings Plan for United States Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CIBC World Markets Incentive Savings Plan for
   United States Employees

By: /s/ Gary W. Brown
       Gary W. Brown , a member of the
              U.S. Benefits Committee

Dated: June 29, 2009

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-130283) pertaining to the CIBC World Markets Incentive Savings Plan for United States Employees of our report dated June 29, 2009, with respect to the financial statements and schedule of the CIBC World Markets Incentive Savings Plan for United States Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

 /s/ Ernst & Young LLP

New York, New York
June 29, 2009